February 26, 2025

Naveen Krishnarao Kulkarni
Chief Executive Officer and President
Quantumzyme Corp.
15656 Bernardo Center Drive Suite 801
San Diego, CA 92127

       Re: Quantumzyme Corp.
           Registration Statement on Form 10-12G
           Filed February 3, 2025
           File No. 000-56725
Dear Naveen Krishnarao Kulkarni:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12G filed February 3, 2025
Item 1. Description of Business, page 4

1. We note that you have a dual class capital structure whereby Series A and B Preferred
       Stock have the voting power of 100 and 500 common shares, respectively, and it appears Mr. Kulkarni will have majority voting control of the Company. Please revise your disclosure here at the outset of your business section to discuss the dual class nature of your capital structure and quantify the voting control that Mr. Kulkarni has as the sole preferred stockholder. In addition, revise your disclosure here and throughout the filing, including the risk factor section, to detail the dilutive effect of the Series A and Series B Preferred Shares, including future issuances, and the controlling impact of the Series A and B Preferred Shares, such as Mr.
Kulkarni   s
       ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.
 February 26, 2025
Page 2
2. Please revise this section to expand your disclosure further to identify the governmental authorities and the laws and regulations relating to the manufacture of your products or related health and safety or other laws or regulations that are material to your business. Refer to Item 101(h)(4)(viii) and (ix) of Regulation
S-K.
The Quantumzyme Solution, page 6

3. We note your disclosure that you intend to seek financial success through commercialization of enzyme-based products and services. We note your disclosure on page 4 that you have engineered one product, an enzyme that you believe could be used in the manufacture of Ibuprofen. Please revise to clarify what further steps would be needed for you to commercialize this product, including any regulatory approvals.
       To the extent you have begun any other programs, and they are currently material to your business, disclose the phase of development you have reached with those programs.
Quantumzyme Current Properties, Assets & Equipment, page 9

4. We note your disclosure that you test your technology at off-site locations, where you also conduct your research and development. Revise to clarify whether you lease or own those facilities and any agreements you have for their use. Please also provide a separate risk factor regarding the risks associated with operating in these off-site locations.
Corporate History
The Company, page 11

5.     We note your disclosure that you    require funding from this offering
to expand and
       further develop our operations.    Please remove this statement as there
is not an
       offering being conducted in connection with this registration statement.
Item 1A. Risk Factors, page 12

6. We note your disclosure here and on page 17 where you refer to this registration statement as an offering circular. Please revise this language throughout the filing to reflect that this is a registration statement on Form 10 and not an offering circular.
As an "Emerging Growth Company" any decision to comply with the reduced disclosure requirements applicable to emerging growth . . . , page 16

7. Please update your disclosure to reflect that the current revenue threshold for an
       Emerging Growth Company (EGC) is $1.235 billion. Refer to the definition of EGC in Rule 405 under the Securities Act. Also, since you are a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an EGC, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.
 February 26, 2025
Page 3
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 20

8. We note your table on page 20. Please explain why the title and number of shares owned by Manu Bharath Khareedhi is shown as "NIL" but the percentage is "1.05%."
       Additionally, we note there are footnotes (2), (3), and (4) that are not described under the table. Please revise.
9. Please revise to disclose the percentage of outstanding shares that preferred shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval. Disclose that the disparate voting rights may have anti-
       takeover effects preventing a change in control transaction. Describe the circumstances or events in which the conversion of preferred shares is mandatory or optional.
Item 6. Executive Compensation, page 23

10. We note your disclosure that Mr. Kulkarni received restricted shares under his
       Executive Employment Agreement. Please revise to provide the information required by Item 402(p) of Regulation S-K or advise. Additionally, you disclose that the term of the Executive Employment Agreement with Mr. Kulkarni expired in May of 2024.
       Please revise to disclose if you entered into a new Executive Employment Agreement with Mr. Kulkarni.
Exhibits

11. Please file as an exhibit the Asset Purchase Agreement between you, Reliant Service
       Inc. and Mr. Kulkarni, your Chief Executive Officer and President.
General

12. Please be advised that your registration statement will automatically become effective
       60 calendar days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it. Please confirm your understanding.
13. Please revise the discussion of your business to define or explain specialized terms at first use, including biotransformation, biocatalysis and legacy reactions.
 February 26, 2025
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christie Wong at 202-551-3684 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Margaret Sawicki at 202-551-
7153 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Jessica Lockett, Esq.